Exhibit A-2

Retained earnings analysis of PacifiCorp detailing gross earnings, goodwill amortization, dividends paid and resulting capital balances at Sept. 30, 2005.

($ in millions)
Retained earnings at July 1, 2005	$441.5
Net income for the period	39.4
Goodwill amortization	—
Dividends declared - common	(52.8)
Dividends declared - preferred	(0.5)
Transfer of subsidiary	—

Retained earnings at Sept. 30, 2005	$427.6